UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of MARCH, 2005.

                        Commission File Number: 0-30464


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date:   MARCH 40, 2005                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                                BC FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         IMA Exploration Inc. (the "Issuer")
         #709 - 837 West Hastings Street
         Vancouver, BC
         V6C 3N6
         Phone:  (604) 687-1828

2.       DATE OF MATERIAL CHANGE

         March 04, 2005

3.       PRESS RELEASE

         The press release was released on March 04, 2005 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Ontario, Alberta and Quebec Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       EXECUTIVE OFFICER

         Joseph Grosso
         Phone: (604) 687-1828

9.       DATE OF REPORT

         March 04, 2005.

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                      MARCH 04, 2005



                 PHASE III DRILLING CONTINUES TO EXPAND SILVER
        MINERALIZATION AT CALCITE HILL AND CONFIRMS HIGH GRADE RESOURCE
                                AT NAVIDAD HILL

IMA EXPLORATION INC. is pleased to announce results from diamond drill holes 134 to 145 of the Phase III drill program at it's 100% owned Navidad Project in Patagonia, Argentina. Highlights from Calcite Hill drilling include hole 138 which intersected 123.6M OF 139 G/T SILVER and hole 143 which intersected 46.6M OF 300 G/T SILVER including 10.3M OF 1,257 G/T SILVER. At Navidad Hill, infill drill holes 139 and 142 have intersected significantly higher grades than predicted by the resource block model, including 17.8M OF 1,037 G/T SILVER in hole 139 and 34.5M OF 1,220 G/T SILVER INCLUDING 20.2M OF 1,979 G/T SILVER in hole 142.

To date, over 32 diamond drill holes have been completed at Calcite Hill where continued Phase III drilling is currently focused. Results are currently pending for 17 of these as drilling has proceeded very rapidly of late. Drill holes have been collared over an area of approximately 500m long by 100 to 300m wide. Significant results to date include:

        ------------------------------------------------------
        Calcite Hill            Core Length       Silver Grade
            Hole                   metres          grams/tonne
        ------------------------------------------------------

        NV04-88*                     72.3              202
        ------------------------------------------------------
        NV04-122*                    20.2              102
        ------------------------------------------------------
        NV04-124*                   122.6              195
        ------------------------------------------------------
        NV04-126*                   100.3              156
        ------------------------------------------------------
        NV05-138                    123.7              139
        ------------------------------------------------------
        NV05-143                     46.6              300
        including                    10.3            1,257
        ------------------------------------------------------
        * = previously released


Mineralization encountered to date at Calcite Hill is zoned. In the upper part, at and near the contact of the host trachyandesite volcanic rock, the mineralization is galena-rich with moderate silver content. This mineralization type comprises medium-grained galena with rare pyrite and few or no other visible sulphide minerals. These occur predominantly as breccia infill and veinlets within the host volcanic rock and as matrix to overlying sedimentary rocks (such as in the upper parts of holes 88, 124 and 138). Lower down within the volcanic host rock, veinlets and breccias have little or no galena but commonly contain visible native silver and black sulphides suspected to be argentite-acanthite (AgS) and perhaps stromeyerite (AgCuS) within a gangue of calcite, barite and lesser silica (lower portions of holes 88, 124, 138 and 143). The Calcite Hill mineralization is entirely sulphide in nature with no significant quantities of metal oxides. Both styles occur over significant vertical thicknesses and mineralization is spatially associated with and hosted by the same latite volcanic host rock which hosts the mineralization at Galena Hill and Navidad Hill. No resource estimate has yet been made of the Calcite Hill mineralization to date.


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News Release                                                       March 4, 2005
IMA Exploration Inc.                                                      Page 2
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At Navidad  Hill,  holes 139 to 142 were  completed  surrounding  hole 90 on the southwest flank of Navidad Hill to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8m of 1,037 g/t Ag) and 142 (34.5m of 1,220 g/t Ag) intersected significantly higher grade than that predicted by the Snowden resource block model. This new drill data will help to define the high-grade material in future block model resource estimates. Mineralization in this area consists of mixed sulphides and oxides
along   the   sedimentary-volcanic   contact   including    argentite-acanthite,
stromeyerite, galena, and copper-silver oxides.

Dr. Paul Lhotka is IMA's Qualified Person for the Navidad project under National Instrument 43-101 regulations and has overseen all aspects of the current exploration program. IMA has implemented a rigorous program of quality assurance and quality control at the Navidad project, for complete details of this and for more maps depicting the work described herein please visit IMA's web site at http://www.imaexploration.com/.

IMA is well financed with over $9 million in its treasury to continue to test the numerous exploration targets at Navidad with significant drill programs. The Company has over 10 years experience in Argentina and is focused on the exploration and development of its' 100% owned Navidad silver discovery.

Additionally, IMA will be exhibiting at Booth #2422 at the 2005 Prospectors and Developers Association of Canada Conference in Toronto from March 6-9, 2005. Shareholders and investors are invited to attend to meet with management and hear about our recent developments.

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2005 NUMBER 6

News Release                                                       March 4, 2005
IMA Exploration Inc.                                                      Page 3
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                      TABLE 1: NEW PHASE III DRILL RESULTS.

--------------------------------------------------------------------------------
                                               COMPOSITE   (LWA)    (LWA)  (LWA)
DDH         LOCATION         FROM        TO     LENGTH    SILVER   COPPER   LEAD
                           (Metres)   (Metres)  (Metres)    g/t      %       %
--------------------------------------------------------------------------------

NV05-134    Calcite Hill     71.10     106.01     34.91      60     0.05    0.55
including                    90.11     106.01     15.90     102     0.09    0.04
--------------------------------------------------------------------------------
NV05-135    Calcite Hill     54.43      84.87     30.44      43     0.06    0.89
ncluding                     54.43      65.27     10.84      82     0.12    2.44
     and                    222.39     224.88      2.49     367     0.11    0.14
--------------------------------------------------------------------------------
NV05-136    Calcite Hill                            no significant results
--------------------------------------------------------------------------------
NV05-137    Calcite Hill     60.59      73.05     12.46      13     0.00    1.45
--------------------------------------------------------------------------------
NV05-138    Calcite Hill     87.74     211.00    123.26     139     0.09    1.07
including                   155.50     160.00      4.50     654     0.31    0.42
     and                    192.50     211.00     18.50     387     0.13    0.15
--------------------------------------------------------------------------------
NV05-139    Navidad Hill     26.00      43.84     17.84   1,037     2.00    0.82
including                    36.20      42.90      6.70   2,373     4.98    0.43
--------------------------------------------------------------------------------
NV05-140    Navidad Hill     29.00      61.71     32.71      85     0.09    0.62
including                    29.00      41.56     12.56     171     0.14    1.52
--------------------------------------------------------------------------------
NV05-141    Navidad Hill      8.00      34.45     26.45     149     0.07    0.72
including                    19.15      24.13      4.98     411     0.13    1.31
--------------------------------------------------------------------------------
NV05-142    Navidad Hill     11.00      45.45     34.45   1,220     1.04    1.64
ncluding                     23.00      43.22     20.22   1,979     1.67    1.39
--------------------------------------------------------------------------------
NV05-143    Calcite Hill     82.30     211.39    129.09     125     0.05    0.16
ncluding                     82.30     128.86     46.56     300     0.10    0.39
     and                    116.30     126.56     10.26   1,257     0.35    0.18
     and                    190.31     200.45     10.14     157     0.14    0.06
--------------------------------------------------------------------------------
NV05-144    Calcite Hill     69.27      82.62     13.35      19     0.00    0.80
--------------------------------------------------------------------------------
NV05-145    Calcite Hill     68.54      76.60      8.06      16     0.00    1.12
--------------------------------------------------------------------------------

Notes:   1. All length weighted averages (LWA) are uncut.
         2. True thicknesses have yet to be determined.
         3. A complete table of hole locations, lengths, and orientations is available at IMA's website www.imaexploration.com

News Release                                                       March 4, 2005
IMA Exploration Inc.                                                      Page 4
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                       [GRAPHIC OMITTED][GRAPHIC OMITTED]


OMITTED GRAPHIC IS:

       MAP OF MAVIDAD AND CALCITE HILLS - DRILL LOCATIONS - MARCH 3, 2005.

                     NAVIDAD PHASE III DRILL HOLE LOCATIONS
                       G/T SILVER X INTERCEPT LENGTH (M)

AVAILABE FOR VEIWING AT:  www.sedar.com  or  www.imaexploration.com



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